                                                                  Exhibit 19.1

To Our Stockholders, Customers, and Employees

     Mueller's net income for the first quarter was $15.2 million, or 41 cents per diluted share, compared with $18.0 million, or 49 cents per diluted share for the same quarter of 2004. Operating income and gross profit improved compared with the first quarter of 2004. Our current period results include $5.0 million of additional interest expense due primarily to the Subordinated Debentures that we issued late last year.

     First quarter net sales were $401.7 million, compared with net sales of $346.0 million for the first quarter of 2004. This increase in sales was partially attributable to rising raw material costs, particularly the price of copper, as well as the contribution of recently acquired businesses (Vemco and Mueller Comercial SA). Spreads in our copper tube and brass rod businesses narrowed as demand softened from the high levels we enjoyed in the first half last year.

     Our copper and plastic fittings businesses reported improvements as did B&K. Acquired businesses contributed as expected and we are optimistic about additional opportunities.

     Mueller's financial position remains sound after the distribution of the Special Dividend late last year. We ended the quarter with almost $70 million of cash on hand. Also, the Company declared and paid its regular quarterly cash dividend of ten cents per common share during the first quarter.

     We are carefully assessing business conditions with a view toward reacting promptly as need arises. Recently, interest rates have risen; nonetheless, 30-year fixed rate mortgages are still very attractive and housing starts and permits are at a historically high level of 2 million units (seasonally adjusted annual rate). Importantly, commercial construction is rising and GDP and employment remain relatively strong.

     Our Annual Stockholders' Meeting will be held at Mueller's headquarters in Memphis, Tennessee on May 5, 2005. We hope you can attend, but if you cannot, we urge you to sign and return your proxy card.


Sincerely,

/s/Harvey L. Karp
Harvey L. Karp
Chairman of the Board

/s/William D. O'Hagan
William D. O'Hagan
President and Chief Executive Officer

April 22, 2005

     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials and financing, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.

                          MUELLER INDUSTRIES, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         April 2, 2005          March 27, 2004
                                                     (Unaudited)
Net sales                                $   401,663             $   345,959

Cost of goods sold                           334,024                 281,029
Depreciation and amortization                 10,078                   9,965
Selling, general, and
   administrative expense                     30,355                  26,682
Impairment charge                                  -                   3,941
                                          ----------              ----------

Operating income                              27,206                  24,342
Interest expense                              (5,184)                   (224)
Other income, net                                794                   2,624
                                          ----------              ----------
Income before taxes                           22,816                  26,742
Income tax expense                            (7,608)                 (8,782)
                                          ----------              ----------

Net income                               $    15,208             $    17,960
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares
     outstanding                              36,505                  34,658
                                          ==========              ==========

Basic earnings per share                 $      0.42             $      0.52
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              37,151                  36,908
                                          ==========              ==========
Diluted earnings per share               $      0.41             $      0.49
                                          ==========              ==========

                          MUELLER INDUSTRIES, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         April 2, 2005       December 25, 2004
                                                     (Unaudited)
Assets

Cash and cash equivalents                $    69,720             $    47,449
Accounts receivable, net                     219,838                 201,396
Inventories                                  193,577                 187,853
Other current assets                          18,977                  18,633
                                          ----------              ----------

     Total current assets                    502,112                 455,331

Property, plant, and equipment, net          329,043                 335,610
Other assets                                 174,948                 172,790
                                          ----------              ----------
                                         $ 1,006,103             $   963,731
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $     2,346             $     5,328
Accounts payable                             115,872                  79,723
Other current liabilities                     92,973                  95,767
                                          ----------              ----------

     Total current liabilities               211,191                 180,818

Long-term debt                               310,595                 310,650
Pension and postretirement liabilities        33,114                  33,167
Environmental reserves                         9,435                   9,503
Deferred income taxes                         66,367                  67,479
Other noncurrent liabilities                  10,141                  10,361
                                          ----------              ----------

     Total liabilities                       640,843                 611,978

Minority interest in subsidiaries                 67                      67

Stockholders' equity                         365,193                 351,686
                                          ----------              ----------

                                         $ 1,006,103             $   963,731
                                          ==========              ==========








                                     -3-